

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Fax (858) 882-0601

July 26, 2010

Dan Halvorson
Chief Financial Officer and
Executive Vice President Operations
Divx, Inc.
4780 Eastgate Mall
San Diego, CA 92121

> **Re: Divx, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on March 15, 2010**
> **File No. 001-33029**

Dear Mr. Halvorson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part I

Item 1A. Risk Factors

"Any failure or interruption of the services provided by bandwidth providers, data centers or other key third parties could subject our business to disruption …," page 24

1.   You state that you rely on third-party vendors, including data center and bandwidth providers, for network access or co-location services that are essential to your business. Please include a materially complete discussion of these essential vendor relationships in the business section. In addition, tell us what consideration you have given to filing any of these third-party vendor agreements as exhibits to your Form 10-K. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Dan Halvorson
Divx, Inc.
July 26, 2010
Page 2

Item 15. Exhibits and Financial Statement Schedules

Note 3. Financial Statement Details, page F-20

2.   We note that you entered into several format approval agreements during the past three fiscal years. Tell us why you believe amortization expense for these agreements should be classified in sales, general and administrative expense versus cost of revenue.

Note 7. Contingencies, page F-28

3.   We note that you entered into a settlement agreement with UMG on November 11, 2009 and you may be obligated to pay Universal Music Group, Inc. either $6 million or $15 million upon the occurrence of "certain triggers." Please explain in further detail and tell us how you considered disclosing the nature of these triggers. Additionally, tell us how you considered filing the settlement agreement as an exhibit pursuant to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet, Staff Attorney, at (202) 551-34545 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.

Sincerely,

Kathleen Collins
Accounting Branch Chief